TeliaSonera: Lars-Erik Nilsson Proposed as a New Member of Teliasonera's Board of Directors

STOCKHOLM, Sweden--(BUSINESS WIRE)--March 27, 2006--Lars-Erik Nilsson is proposed to be elected as a new member of TeliaSonera's Board of Directors. Lars-Erik Nilsson is the Chairman of the Board of Directors of Axis AB, Teligent AB,
Informationsforlaget Heimdahls AB, IT-Hantverkarna AB and Luvit AB and member of the Board of Directors of Oleinitec AB and Consellar AB. Lars-Erik Nilsson was President of Compaq Sweden between 1987 and 2001 and was thereafter Chairman of the
Board of Directors in the company between 2001 and 2002. Between 1970 and 1986 he was the Sales and Marketing Director of Ericsson Signalling Systems. Lars Erik Nilsson's principal education is Master of Science in electronics and telecommunication. He was born in 1943. Lars-Erik Nilsson has 4,000 TeliaSonera shares.

TeliaSonera's Board member Paul Smits has declined to offer himself re-election. In other respects, it is proposed that the present members be re-elected to the Board of Directors. According to the proposal, TeliaSonera's Board of Directors would thus be composed of the following members after TeliaSonera's Annual General Meeting to be held on April 27: Tom von Weymarn (Chairman), Carl Bennet (Vice Chairman), Eva Liljeblom, Lennart Laftman, Sven-Christer Nilsson, Timo Peltola, Caroline Sundewall and Lars-Erik Nilsson.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175. This information was brought to you by Waymaker http://www.waymaker.net

CONTACT: TeliaSonera AB
(0)8-713 58 30